Province of British Columbia
British Columbia Securities Commis



FORM 51-901F

QUARTER REPORT

82-33378

ISSUER DETAILS	ISSUER TELEPHONE NO.	FOR QUARTER ENDED	DATE OF REPORT
CON-SPACE COMMUNICATIONS LTD. website: www.con-space.com	(604) 244-9323	Mar 31, 2006	May 5, 2006

ISSUER'S ADDRESS	PROVINCE	POSTAL CODE
505 - 5600 Parkwood Way, Richmond	British Columbia	V6V 2M2

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.:
Gloria J. Gordon ggordon@con-space.com	Controller	(604) 244-9323

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Terence A Ibbetson	Terence A Ibbetson	May 5, 2006
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED

James L Swanson	James L. Swanson	May 5, 2006
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED

dlw 5/24



Safety in Communication®

FINANCIAL INFORMATION AND SUPPORT DISCUSSION FOR CON-SPACE'S THIRD QUARTER ENDED MARCH 31, 2006

SCHEDULE A - FINANCIAL STATEMENTS

Attached are the following Financial Statements, prepared in accordance with GAAP (Generally Accepted Accounting Principles) in accordance with section 1751 of the CICA Handbook, and with their comparisons to the equivalent prior periods and included is the:

- Balance Sheet
- Income Statement
- Cash Flow Statement
- Statement of Retained Earnings
- And the Notes to the Financial Statements

SCHEDULE B – SUPPLEMENTARY INFORMATION

Included herein or within the Notes to the Financial Statements are various items relating to the business including:

A breakdown of major expenditures such as:

- General and Administrative Expenses
- A Statement of Aggregate Expenditures made to parties not at arm's length: CON-SPACE Communications Ltd. has made payments to Ridel Investments Ltd., a Company controlled by two directors, of $180,000;
- A breakdown of Cost of Inventory and Cost of Goods Sold of $2,332,328:

	Period Ended **Mar 31, 2006** $	Period Ended **Mar 31, 2005** $
Beginning Inventory	1,673,370	851,964
Purchase, Parts & Supplies	1,142,502	2,147,865
Direct Labour & Overhead	797,367	455,432
TOTAL INVENTORY	3,613,239	3,455,261
Less Ending Inventory	1,495,909	1,480,239
Cost of Goods Sold	2,117,330	1,975,022
Commission	214,998	284,984
Cost of Goods Sold and Commission	2,332,328	2,260,006

1. Analysis of expenses and deferred costs – See Schedule C and Financial Statements

2. Related party transactions – See Financial Statements (Note 8)

3. Summary of Securities issued and options granted during the period
   a) Securities issued – See Financial Statements (Note 7).

b) Options granted – See Financial Statements (Note 7). Options outstanding at end of period (Note 7).

4. a) Description of authorized share capital – See Financial Statements (Note 7)
   b) Number and recorded value for shares issued and outstanding – See Financial Statements (Note 7)
   c) Description of options and warrants – See Financial Statements (Note 7)
   d) Number of shares subject to escrow – See Financial Statements (Note 7)

5. List of Directors:

   Terence A. Ibbetson
   James L. Swanson
   Vincent L. Ready
   Eric J. Harris
   Gordon E. Cook

6. List of Officers

   Gloria J. Gordon, Controller
   Terence A. Ibbetson, President
   Rosalind C. Nishi, Administration Manager
   James L. Swanson, Chairman
   Andrew M. Ibbetson, Senior Vice-President, Operations

SCHEDULE C - MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Corporation's interim consolidated results of operations and financial condition. This "Management's Discussion and Analysis" should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended March 31, 2006 and the annual consolidated financial statements of the Corporation for the year ended June 30, 2006 and the notes thereto. Comparisons made to prior periods represent the corresponding period during the preceding year unless otherwise indicated. This report includes information up to April 30, 2006.

Background and Description of the Business

CON-SPACE Communications Ltd, a Tier 1 issuer, listed on the TSX Venture Exchange (CCB on VSX-V), is engaged in the development, design, manufacture and marketing of various lines of specialized industrial voice communication products. Many of our products are used in confined spaces, noisy, and hazardous work environments; while others are used to simplify and improve communication through two-way radios. Our products consist of Hardline Intercom Systems, Two-way Radio Accessory equipment and specialized noise attenuation headsets. We maintain a detailed web site at www.con-space.com.

Our business is conducted worldwide through internationally incorporated subsidiaries, international divisions and domestically incorporated companies and independent distributors. The immediate company consists of:

CON-SPACE Communications Ltd – Canadian Parent Public Company
CON-SPACE Communications Inc – Wholly owned US Subsidiary
CON-SPACE Communications (UK) Ltd – Wholly owned UK Subsidiary
CON-SPACE Technologies Inc – Wholly owned Canadian Subsidiary
CON-SPACE International – Wholly owned Canadian Division

We are **ISO-9001:2000 Certified** and supply our communication products to general industry, fire departments, law enforcement, rescue teams and many military organizations. All branches of the military within the United States, as well as many militaries around the world, are customers of ours.

In addition to military customers, we also have a growing number of OEM (Original Equipment Manufacturers) customers that have CON-SPACE products built and private labeled to their specifications. These products are then marketed to the OEM's customers. Growing our OEM business is part of our long-term growth strategy.

NOTE: "Forward-looking" statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and the Corporation's actual results may differ materially from those anticipated in these forward-looking statements. Factors which may cause such differences include, but are not limited to those set forth under "Business Risks". The Corporation does not take any obligation to release any public information of the results of any revision to these forward-looking statements, which may be made to reflect events or circumstances occurring in the future.

Overview and Outlook

Our sales continued to decline in the third quarter of fiscal 2006 as a result of three major factors: 1) the negative foreign exchange impact of a stronger Canadian dollar on our US dollar sales; 2) The reallocation of funds by the US government from Homeland Security equipment purchases to hurricane relief and rebuilding efforts; and, 3) a general slowing in the US economy as evidenced by a reduction in business obtained by our OEM customers, and hence ourselves.

We have been responding to the weaker business conditions proactively—investing in new products, sales personnel, developing new markets and applications for our existing products. For example, new configurations of our products are now being sold to mining rescue teams, oil field drill rigs, corrosion elimination companies and high angle rescue teams. We have put a highly experienced representative in the field to better respond to the needs of the US military, and to assist us in building business with the communications industry. We are also working to grow our OEM private label business. We believe OEMs offer the quickest and most efficient channel for getting products to market, while providing manufacturing efficiencies that enhance our ability to market our own branded products directly through sales agents. Price increases have also been applied in this market.

Although these various initiatives have increased our cost base at a time when sales have been declining, we believe they are vital to our future growth and success.

Looking forward, we see indicators that our sales performance will soon begin to improve. Though sales to the US emergency response market slowed earlier in the year, there are indications that money redirected to the hurricane relief fund may be now starting to return to Homeland Security. We have introduced new products to assist in rejuvenating sales, including our new SRVA and CSVA product lines. We are seeing increasing interest in these products by hospitals, first responders, HAZMAT teams, and rescuers. We believe the fundamentals of the US emergency response market remain strong. Concerns about how the US will deal with potential biochemical or nuclear terrorist attacks have not dwindled, and we expect to see emergency preparedness spending returning to the forefront.

An increasing order backlog supports our outlook for improving sales, as does an increase in the number of major quotes we are now being asked to provide. Providing quotes for major orders is not a guarantee of sales but does serve as a strong indicator.

We remain committed to working our way through the current business cycle downturn, and returning Con-Space to profitable growth. Our search for an appropriate acquisition opportunity also continues, but is expected to take time given our strict criteria. Any potential acquisition must provide significant benefits to both the company and our shareholders before we will pursue it.

As we move forward, we are in strong financial shape with no long-term debt, over $1,455,000 in cash, and minimal short term liabilities. Our facility is well organized and cost efficient, and we are capable of quickly increasing productivity thanks to our Lean Manufacturing initiatives. With an industry-leading market position, a stronger sales team, and clear direction on how we will grow our business, we expect to reverse the current trend, and begin seeing progress in the months ahead.

Overall Performance Summary (on year-to-date basis as compared with prior year)

- $766K decrease in Gross Revenues
- $392K decrease in Gross Profit
- $182K decrease in Operating Expenses
- $391K decrease in Net Income

Quarterly Financial Summary ($x1000 except for EPS and DPS)

	2006			2005				2004
	3rd	2nd	1st	4th	3rd	2nd	1st	4th
Net Sales	**$ 1,105**	1,258	1,666	2,295	2,099	1,236	1,460	1,604
Net Income after tax	**$ (12)**	20	173	564	381	21	170	271
Current Income Tax	**$ (7)**	6	106	(144)	253	51	12	0
Net Earnings/Share	**$ 0.00**	0.00	0.02	0.05	0.04	0.00	0.02	0.03
Net EPS Fully Diluted	**$ 0.00**	0.00	0.02	0.06	0.03	0.00	0.02	0.03
Total Assets	**$ 4,481**	4,416	4,980	4,785	4,078	3,136	2,937	3,023
Long-Term Liability	**$ 0**	0	0	0	0	15	51	87
Dividends per Share	**$ Nil**	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Quarterly and Year-to-Date Analysis and Discussion

For the three months ended March 31, 2006, we recorded sales of $1,105,187, a decrease of 47.3% compared to sales of $2,099,478 in the third quarter of 2005. For the nine months ended March 31, 2006, net sales were $4,029,877, compared to $4,795,699 in the first nine months of 2005.

The declining sales largely reflect the negative impact of a stronger Canadian dollar on equipment sales to our customers in the US. Approximately 85% of our product sales are sold in US dollars. Our business also felt the impact of a diversion of US federal funds from Homeland Security equipment purchases to relief efforts as the US recovers from hurricanes Katrina and Wilma.

For the three months ended March 31, 2006, cost of goods sold increased to 58.6% of sales, compared to 44% in the third quarter of 2005, while cost of operations increased to 42.5% of sales, from 24%. For the year-to-date periods, cost of goods sold increased to 57.9% of sales from 47.1%, while cost of operations increased to 34% from 32%. These increases reflect higher costs related to our September 2005 facility expansion being applied against a reduced sales base.

Third quarter operating expenses declined to $476,215 from $541,480 in Q3 2005, but increased to 43% from 28% as a percentage of sales. This reflects the change in allocation and estimate for overhead application between expense categories and cost of goods sold due to our facility expansion. Year-to-date, operating expenses were $1,410,655 (35.0% of sales), compared to $1,593,146 (33.2% of sales), reflecting the impact of lower sales.

Third quarter gross profit was $457,847 (41.4% of sales), compared to $1,175,209 (56.0% of sales) during the same period in 2005. For the nine-month period, gross profit was $1,697,549, (42.1% of sales), compared to $2,535,693 (52.9%) of sales. The decline in gross profit reflects lower unit sales and increased cost of sales as mentioned above.

Third quarter EBITDA (earnings before interest, income taxes, depreciation and amortization) was $8,597 ($0.00 per share), compared to $655,756 ($0.07 per share) during the same period in 2005. For the nine months ended March 31, 2006, EBITDA was $383,879 ($0.04 per share), compared to $1,028,823 ($0.11 per share) in 2005.

We recorded a net loss of $11,571, or $0.00 per share, during the third quarter, compared to earnings of $381,112, or $0.04 per share, during the same period in 2005. Net Income for the nine-month period was $180,744, or $0.02 per share. This compares to net earnings of $572,466 or $0.06 per share during the same period in 2005. The decrease in earnings reflects the reduction in EBITDA, as well as the items mentioned above.

Major Expense Discussion and Analysis

Total expenses decreased by $65,000 to $476,215 during the quarter of 2006, from $541,480 during the same period in 2005.

Public Company Expenses

Public company expenses, consisting of accounting, legal, investor relations, regulatory and filing fees, increased by 75% to $47,000 during the third quarter, from $27,000 in the prior-year period. This reflects increases in regulatory costs of $11,000, Investor relations of $6,000 and auditing and legal of $3,000.

Sales and Marketing Expenses

Sales and marketing expenses consist of staff travel, trade shows, advertising materials and accommodation. For the three-month period ending March 31, 2006, items in this category increased 34% to $53,000, a $13,000 increase compared to $40,000 during the same period in 2005. The higher expenditures reflect investments to build sales for our products by increasing the travel and trade show activities of the sales force.

General and Administrative Expenses

General and administrative expenses consist of maintaining internal information systems, office occupancy costs, supplies, insurance, interest and service charges, and consulting fees. Expenses for the quarter remained materially unchanged year-over-year.

Product Development Expense

We expense all product development related costs. Product development costs for the quarter increased slightly to $29,000, compared to $28,518 during the same period in 2005. We anticipate a continued increase in product development expenses as we invest in new products. We remain committed to allocating appropriate resources to refine our existing products and to develop new ones as new technology becomes available or as requested by our customers.

Salaries, Wages and Benefits Expenses

Our salary, wage and benefit expense for the quarter decreased by $59,100 (25%) from the same quarter in 2005. The decrease reflects staff reductions and improved efficiencies in manufacturing. On a percentage basis, salaries, wages and benefits represented 16% of sales for the third quarter of fiscal 2006, compared to 11.3% during the same period in 2005. On a year-to-date these expenses represented 12.1% of sales, compared to 14.4% in 2005, reflecting a $203,733 reduction in expenses.

Depreciation and amortization Expenses

Quarterly depreciation and amortization increased by 41.6% to $20,033, from $14,144 in the third quarter of 2005. Year-to-date, depreciation and amortization expense increased 43% compared to 2005. These increases reflect the impact of capital assets purchases and tenant improvements completed during our recent expansion. Depreciation expense increased to 1.8% of sales this quarter up from 0.7% one year ago, while on a year-to-date basis it increased from 1.0% last year to 1.4% this year.

Net Income Discussion and Analysis

Pre-tax profit for the third quarter of 2006 resulted in a loss of $18,000 ($0.00 per share) as compared with a pre-tax profit of $634,000 ($0.07 per share) one year ago. On an after tax basis, this resulted in a loss of $12,000 ($0.00 per share) compared to last year's net profit of $381,000 ($0.04 per share). Taxes payable to the end of the third quarter are estimated to be $9,000. As at March 31, 2006, we had remitted $94,000 based on 2006 year-to-date earnings.

Liquidity and Capital Resources

	March 31, 2006	Jun 30, 2005
Current Assets	$ 3,769,487	$ 4,173,919
Current Liabilities	$ 223,186	$ 795,382
Net Working Capital	$ 3,546,301	$ 3,378,537

Our working capital position remains very strong at $3.5 million. During the first three quarters of fiscal 2006, working capital increased by nearly $168,000 compared to the end of fiscal 2005.

During the three-month period ended March 31, 2006, cash increased by $337,000, compared to $571,000 for the same period in the prior year.

Cash generated by operations in the current year was used to fund capital asset purchases ($224,157), pay down accounts payable and corporate income taxes ($498,542), and long-term debt ($87,100).

Business Risks

Our business and financial results are subject to certain risks associated with the exchange rate fluctuation of the American and the Canadian dollar. A large portion of our sales are denominated in US dollars, while many of our expenses are denominated in Canadian dollars. Although natural hedging occurs due to the purchases of various parts and components from the USA, increases in the Canadian dollar relative to the US dollar has an overall adverse effect on our consolidated income, whereas a decrease would have a positive impact on such income.

As in all businesses, we face political, social, economic and technological risks that could cause actual results to differ materially from those expressed or implied in this management discussion and analysis. We consider the following to be of relevance to our current stage of growth:

- Raise financing to accommodate growth – accomplished post quarter closing
- The emergence of superior competing technologies – on-going process
- The development and retention of skilled employees – on-going process

This list is not intended to be exhaustive, but is merely to communicate to shareholders certain key risks faced by our business.

We attempt to mitigate risks through various strategic and operating initiatives, such as ongoing research and development, fair and equitable compensation, workplace policies and procedures, and on-going interaction with both the debt and capital markets. We believe these strategies reduce our business risk to an acceptable level, while enabling us to continue to grow while maximizing shareholder value.

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 AND March 31, 2005

(IN CANADIAN DOLLARS)

These Interim Financial Statements have not been reviewed by the Corporate Auditors

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEET MARCH 31, 2006 & JUNE 30, 2005

(Prepared by Management)

	Mar 31 2006 $	June 30 2005 $
ASSETS		
CURRENT ASSETS		
Cash	1,455,300	1,172,770
Accounts Receivable (Note 9)	712,495	1,256,901
Inventory (Note 4)	1,495,909	1,673,370
Prepaid Expenses/Deposits	105,783	70,878
	3,769,487	4,173,919
DEPOSITS on LONG TERM ASSETS	39,841	133,376
CAPITAL ASSETS (Note 5)	375,464	210,436
DEMO INVENTORY	189,386	160,349
FUTURE INCOME TAX ASSETS	107,036	107,036
	4,481,214	4,785,116
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	214,294	482,996
Taxes Payable	8,892	225,736
Current Portion LTD (Note 10)	--	87,100
	223,186	795,832
SHAREHOLDERS' EQUITY		
SHARE CAPITAL		
Common Shares (Note 7b)	3,457,011	3,338,411
Contributed Surplus (Note 7c)	62,700	93,300
	3,519,711	3,431,711
RETAINED EARNINGS (DEFICIT)		
Beginning of the period	557,573	(578,057)
Earnings	180,744	1,135,630
End of period	738,317	557,573
	4,481,214	4,785,116

APPROVED BY THE DIRECTORS

T. A. Ibbetson, President — "Terence A Ibbetson"

James L. Swanson, Chairman — "James L Swanson"

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED INCOME STATEMENT
FOR THE PERIODS ENDED MARCH 31, 2006 & MARCH 31, 2005
(Prepared by Management)

	3 months ended **Mar 31, 2006** **$**	3 months ended **Mar 31, 2005** **$**	YTD ended **Mar 31, 2006** **$**	YTD ended **Mar 31, 2005** **$**
SALES	1,105,187	2,099,478	4,029,877	4,795,699
COST OF GOODS SOLD	647,340	924,269	2,332,328	2,260,006
GROSS MARGIN	457,847	1,175,209	1,697,549	2,535,693
OPERATING EXPENSES				
Accounting and Legal	11,736	8,933	51,184	29,584
Investor Relations	19,016	13,174	55,849	42,489
Insurance	30,356	20,174	77,745	56,117
Interest and Service Charges	(4,751)	8,738	5,288	34,403
Management & Consulting Fees	59,731	48,000	159,981	144,000
Office Rent, Supplies & Misc.	43,183	63,208	145,285	174,627
Production Expense, R&D	29,003	28,518	84,578	82,870
Regulatory and Filing Fees	16,159	4,624	48,807	46,033
Salaries, Wages and Benefits	177,501	236,601	487,495	691,228
Marketing & Promotion	52,989	39,628	153,543	123,882
Vehicle Expenses	14,327	16,505	43,915	50,287
Depreciation /Amortization	20,033	14,144	59,129	41,465
	469,283	502,247	1,372,799	1,516,985
OTHER EXPENSES				
Interest Long Term Debt	6,932	7,883	37,856	44,811
Stock Compensation	--	31,350	--	31,350
OPERATING INCOME	(18,368)	633,729	286,894	942,547
TAX EXPENSE	(6,797)	252,617	106,150	370,081
NET INCOME	(11,571)	381,112	180,744	572,466
RETAINED EARNINGS (DEFICIT) BEGINNING OF PERIOD	749,888	(386,703)	557,573	(578,057)
END OF PERIOD	738,317	(5,591)	738,317	(5,591)
EARNINGS PER SHARE	(0.00)	0.04	0.02	0.06
DILUTED EARNINGS PER SHARE	(0.00)	0.04	0.02	0.06

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2006 & MARCH 31, 2005
(Prepared by Management)

	3 months ended **Mar 31, 2006** **$**	3 months ended **Mar 31, 2005** **$**	YTD ended **Mar 31, 2006** **$**	YTD ended **Mar 31, 2005** **$**
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
NET PROFIT (LOSS)	(11,571)	381,112	180,744	572,466
Add Non-Cash Items				
Tax Expense	(6,797)	252,617	12,996	370,081
Stock Compensation	---	31,350	---	31,350
Depreciation & Amortization	20,033	14,144	59,129	41,465
	1,665	679,223	252,869	1,015,362
Net changes in non-cash operating accounts				
Accounts Receivable	114,209	(429,545)	544,406	(490,535)
Inventory	138,132	(41,739)	177,461	(628,275)
Prepaid Expenses	16,500	(15,452)	58,630	(111,320)
Accounts Payable	13,879	(98,400)	(498,542)	(102,674)
Operating Bank Loan	---	(426,049)	---	(393,481)
	284,385	(331,962)	534,824	(710,923)
INVESTING ACTIVITIES				
Acquisition of Capital Assets	(10,680)	(2,871)	(29,037)	(6,512)
Increase in Demo Inventory	(6,156)	(6,233)	(224,157)	(39,201)
	(16,836)	(9,104)	(253,194)	(45,713)
FINANCING ACTIVITIES				
Long Term Debt	(15,100)	(33,000)	(87,100)	(149,466)
Issuance of Share Capital	85,000	944,606	88,000	949,106
	69,900	911,606	900	799,640
INCREASE (Decrease) IN CASH	337,449	570,540	282,530	43,004
CASH, Beginning of period	1,117,851	(4,716)	1,172,770	522,820
CASH, End of period	1,455,300	565,824	1,455,300	565,824

SUPPLEMENTARY INFORMATION

Interest expense paid, in cash during year	$ 37,856	$42,872
Income taxes paid, in cash during year	$320,008	$ 3,900

- See Accompanying Notes

1. NATURE OF OPERATIONS

The Company is engaged in the development, manufacture and marketing of lines of industrial safety communications products for use in hazardous and confined spaces. Business is conducted through domestic and international divisions and subsidiaries. The Company supplies industry, government, fire departments, rescue teams and the military.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, CON-SPACE TECHNOLOGIES INC., CON-SPACE COMMUNICATIONS INC., and CON-SPACE COMMUNICATIONS (U.K.) LTD. As at the report date, CON-SPACE TECHNOLOGIES INC. is inactive. All significant intercompany balances, revenue and expenditures have been eliminated.

b) Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined on the weighted average basis. The Company uses certain inventory for demonstration purposes. Demonstration inventory is recorded at the lower of cost and net realizable value and has been reported on the balance sheet as a long-term asset.

c) Amortization of property plant and equipment

Amortization is provided at the following annual rates. (Except in the year of purchase in which the Company uses ½ the normal rate.)

Tools and test equipment	20% Declining balance
Furniture and equipment	20% Declining balance
Computer equipment	30% Declining balance
Software	30% Declining balance
Vehicle	Straight line over five years
Trademarks, patents and licenses	Straight line over life of trademark and licenses
Leasehold improvements	Straight line over five years

d) Long-lived assets

The carrying value of long-lived assets, which includes property, plant and equipment and demonstration inventory, is reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of both undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

e) Product development

Development costs for products that have not reached commercial production, including allocations for related administrative and overhead expenses are recorded as period costs.

f) Foreign exchange

The Company's functional currency is the Canadian dollar.

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction rate for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year. Currency exchange gains and losses are charged to income as realized. The operations of the Company's subsidiaries are considered to be integrated with that of the parent; accordingly, the financial statements of the subsidiaries have been translated into Canadian dollars using the temporal method as described above.

g) Trademarks

The Company has registered trademarks in Canada and the United States consisting of ***CON-SPACE, Safety in Communication*** and the **CON-SPACE** logo. ***CON-SPACE*** has also been registered in Australia. The costs of registration have been capitalized and are being amortized over the expected life of the trademarks.

h) Cost of sales

Cost of sales includes materials, labor and overhead costs associated with the manufacture of the Company's products.

i) Earnings per share

Earnings per share is calculated using the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options would be used to purchase common shares at average market price during the period.

j) Related party transactions

Related party transactions, including expenses paid to directors, officers or companies controlled by directors and officers, are recorded at their exchange amounts.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

k) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to allocation of overhead and other indirect costs to cost of sales and inventory, the allocation of direct costs to research and development expense, the determination of impairment of assets and useful lives for depreciation and amortization, future income tax and the determination of fair value for stock-based awards and compensation. Financial results as determined by actual events could differ from those estimates.

l) Risk management

Currency risk
The Company's customers are primarily outside of Canada. The Company does not hedge its foreign currency exposure and accordingly may be at risk for foreign currency price fluctuations.

Credit risk
The Company has moderate exposure to concentration of credit risks as approximately 58% of sales were to 6 foreign customers in 2005 fiscal. Credit risk is managed by dealing only with customers whose credit standing meet internally approved policies, and by ongoing monitoring of credit risk. As at the year end, the Company did not have significant concentrations of credit exposure to individual customers or related groups of customers.

m) Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

(IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

n) Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants. The Company records all awards made using a fair value method. All awards to employees and non-employees are expensed in the period of granting, vesting or pricing revision.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

o) Revenue recognition

Sales revenue is recognized upon shipment to outside customers.

p) Cash equivalents

Cash equivalents include cash on account and short-term deposits or similar instruments with maturity dates less than 120 days.

3. FINANCIAL INSTRUMENTS

The fair values of the Company's cash, accounts receivable, bank indebtedness and accounts payable approximate their carrying amounts due to their immediate or short-term maturity.

The carrying amounts for long-term debts approximate fair values based on financing terms currently available to the Company on the measurement dates.

4. INVENTORIES

	Mar 2006 $	**Mar 2005 $**
Parts and supplies	654,150	522,828
Work in progress	572,286	447,106
Finished goods	269,473	510,305
	1,495,909	1,480,239

(See Note 9)

(IN CANADIAN DOLLARS)

5. PROPERTY PLANT AND EQUIPMENT

	March 2006 $			June 2005 $
	Cost	Accumulated Amortization	Net	Net
Tools and test equipment	259,701	149,371	110,330	72,145
Furniture and equipment	127,079	102,478	24,601	19,755
Computer equipment	186,560	141,871	44,689	31,567
Software	93,079	68,639	24,440	28,099
Vehicles	23,931	5,714	18,217	21,538
Trademarks, patents and licenses	86,910	65,553	21,357	31,078
Leasehold improvements	181,466	49,636	131,830	6,254
	958,726	583,262	375,464	210,436

6. PRODUCT DEVELOPMENT COSTS

Product development costs incurred were primarily for enhancements to existing lines. Accordingly, product development costs as detailed below have been charged to current year operations.

	2006 $	2005 $
Administration	6,762	2,533
Labor	49,371	35,817
Safety approvals	28,445	44,520
	84,578	82,870

CON-SPACE COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2006 AND 2005
(IN CANADIAN DOLLARS)

7. SHARE CAPITAL

a) The authorized capital of the Company consists of 175,000,000 shares divided into:

i)	50,000,000	common shares without par value
ii)	20,000,000	second common shares without par value
iii)	5,000,000	Class "A" preferred shares with a par value of $0.001 per share
iv)	100,000,000	Class "B" preferred shares with a par value of $1.00 each

b) Issued

	Mar 31, 2006		June 30, 2005	
	# of Shares	$	# of Shares	$
Common				
Balance, beginning of year	10,685,980	3,338,411	9,485,980	2,419,905
Issued during year:				
Private placement i)				
- shares	-	-	1,000,000	850,000
- warrants (1,000,000)	-	-	-	150,000
Options iii)	85,000	115,600	-	-
Warrants ii)	2,400	3,000	200,000	90,000
Share issue costs c ii)	-	-	-	(171,494)
	10,773,380	3,457,011	10,685,980	3,338,411

i) On February 9, 2005 the Company completed a financing agreement with Acumen Capital Finance Partners Limited acting as lead agent for the private placement of 1,000,000 units at $1 per unit. Each unit consists of one common share and ½ of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share at a price of $1.25 for a period of nine months and increasing to $1.50 for the following nine months. Management has determined the fair value of the warrant component to be 15% of the unit costs; accordingly, $150,000 of the proceeds has been attributed to the price of warrants.

ii) During the 2005 fiscal year 200,000 share purchase warrants were exercised at $0.45 per share for proceeds of $90,000. During the 2nd quarter 2006 2,400 share purchase warrants were exercised at $1.25 per share, for proceeds of $3,000.

iii) During the 3rd quarter of 2006 fiscal 85,000 broker options were exercised at $1.00 per share for proceeds of $85,000. As $30,600 was allocated in 2005 under the Black-Scholes calculation to contributed surplus, the net increase to shareholders equity is $115,600. The 42,500 attached purchase warrants will expire August 9, 2006.

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL – CONT'D

c) Share options outstanding are as follows:

Options	**Number of options**	**Weighted Average Exercise Price**
Outstanding, beginning of year	385,000	1.00
Issued: Directors	---	
Other	---	
Expired	300,000	
Exercised:	85,000	
Outstanding, March 31, 2006	---	1.00

The weighted average time to expiry for the above options was 0.6 years.

i) During the 2005 year the Company granted 300,000 share purchase options to directors. Each option entitles the holder to purchase one common share of the Company for $1 per common share. The options expire on February 28, 2006. Management has determined the fair value of the options to be $62,700 using the Black-Scholes options pricing model. **(Note 8)** Options expired February 28, 2006 leaving the $62,700 in contributed surplus.

ii) In connection with the private placement in fiscal 2005 (Note 7(b)(i)) the Company granted, as part of share issue costs, 85,000 unit purchase options entitling the holder to acquire one common share and one half of one share purchase warrant for $1 per unit. The unit purchase options are exercisable for a period of 18 months to August 9, 2006. Management has determined the fair value of the options to be $30,600 using the Black-Scholes options pricing model. Options exercised during 3rd quarter 2006.

iii) In determining the fair value for the above options the following assumptions were used:

- Risk-free interest rate 3.18%
- Dividend yield 0
- Volatility factor 50 %
- Expected option life 1 year

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL – CONT'D

d) Share purchase warrants outstanding are as follows:

Warrants	**Number of warrants**	**Weighted average exercise Price**
Outstanding, beginning of year	500,000	1.38
Exercised	2,400	
Expired	---	
Issued	---	
Outstanding, March 31, 2006	497,600	1.38

Outstanding Warrants	Exercise Price	Expiry Date
497,600	1.50	August 9, 2006

Warrants issued during the year relate to a private placement offering as described in Note 7b(i) above.

e) Escrow and restricted shares

2,650,000 common shares were held in escrow subject to release in accordance with the policies of the TSX Venture Exchange. As the Company is classified as a Tier 1 issuer, the release of escrow shares is as follows:

- 5% on December 20, 2002
- 20% on July 14, 2003
- 15% on January 8, 2004, July 8, 2004, January 8, 2005, July 8, 2005 and January 8, 2006.

During the current year 795,000 (2005 – 795,000) shares held in escrow were released. No further escrow shares remain.

(IN CANADIAN DOLLARS)

8. RELATED PARTY TRANSACTIONS

The Company recorded management fee expenses totaling $180,000 (2005 - $180,000) to Ridel Investments Ltd., a private company controlled by two directors. The management agreement is subject to an annual review by the Board of Directors and may be terminated with 6 months notice. A portion of the fees have been allocated to cost of sales.

The Company recorded directors fees to three outside directors totaling $18,000 (2005 – $18,000) which was paid in cash.

9. BANK INDEBTEDNESS

	2006 $	2005 $
Bank indebtedness	-	-

i) Bank indebtedness consists of a $1,750,000 operating line of credit bearing interest at the bank's prime rate plus 1.00%. The new credit facility parameters were renegotiated subsequent to the 2005 year end. The credit line (when in use) is secured by a general security agreement covering all assets of the Company, direct security covering inventory and accounts receivable and an assignment of insurance proceeds.

10. LONG-TERM DEBT

	2006 $	2005 $
Business Development Bank of Canada: Term loan with monthly principal repayments of $12,000 plus interest at 2% above the bank's floating base rate. Loan repaid in full in January 2006. i)	-	120,100
Less: current portion	-	120,100
	-	-

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT – CON'TD

The Company is required to pay additional interest equal to 0.7745% of consolidated sales under its financing commitment with the bank. The commitment will end upon repayment of the debt. The debt is secured by a general security agreement over all assets of the Company. As the loan was repaid in full during January 2006 the final settlement and adjustment to YTD fees paid will occur this fall, on completion of the audited statements.

11. COMMITMENTS

a) The Company entered into an investor relations program with Stockgroup Media for total costs of $29,700. The agreement expires in April of 2006.
b) The Company has an operating lease commitment for office premises requiring basic annual rent payments of $111,720. The agreement expires on May 31, 2010.

Minimum payments relating to the above commitments in each of the next five years are as follows:

	$
2006	141,420
2007	111,720
2008	111,720
2009	111,720
2010	102,410

CON-SPACE
COMMUNICATIONS

Safety in Communication®

www.con-space.com

THIRD QUARTER NEWSLETTER & FINANCIAL REPORT

Volume 14, Issue 3, May 2006


VANCOUVER
RESCUE

CON-SPACE V.P. of Sales, Alan Jakobsen was on hand for Safety Week at Canada Place demonstrating the new SRVA Radio Accessory

LETTER FROM MANAGEMENT

We had a temporary set back this quarter, but that is exactly what it was - temporary! As the caretakers of your Company, we have been working very hard to reduce the impact of lower sales and a strong Canadian dollar and have implemented plans to carry us forward and make the Company even stronger than it is now..

First I am happy to report that our US market is recovering from the affects of the two hurricanes last year, which upset the whole Safety Industry and we are confident that the upturn in the Rescue market will improve sales and move us closer to our fiscal goal.

In addition to this, we are introducing our new Modular Radio Accessory line to the Communications Industry this month at the International Wireless Communications Expo (IWCE) in Las Vegas. This is the premium show for professional communicators and our team has set the stage for a successful launch. We have already set meetings with major sellers and have many key players in the Communications Industry waiting to see the unique qualities of our new line.

To ensure success, we have added a Communications Industry professional to our staff who is already making a difference and will bring CON-SPACE the recognition it needs to succeed in this industry. This is a major step forward for your Company, bringing us new markets, new opportunities and a fresh start in a new Industry while maintaining our leading role in the Safety Industry.

In looking forward, we see an exciting time ahead for CON-SPACE. Increased sales from our existing base are happening now and all indicators from our new markets are positive. We are issuing more quotes, fielding more calls and sending material to serious buyers. We anticipate the trickle of orders from this new arena will turn into flood before our fiscal year end.

Manufacturing is implementing a "Lean" program that is designed to reduce inventories and add significant growth without increasing costs. This is an important step in our plans as it will allow us to keep our costs in line while streamlining the production process.

In closing, we must mention the acquisition program, which is moving along at a steady pace and is expected to produce positive results in the short term. The work done during the past ten months is paying off and we have attracted serious interest from more than one appropriate company.

As you can see, we have a very active program with plans firmly in place to protect and increase the size of CON-SPACE. Your Company is in good hands and is poised for the growth we forecasted, even though it may be a bit later than expected. We thank you for your continued support and invite you to stay with us and reap the rewards we expect will come as a direct result of the programs we have already implemented. We invite you to visit our facility when you are in the area.

Sincerely yours,



Terry Ibbetson & *Jim Swanson*

INSIDE THIS ISSUE

THE LATEST NEWS

CON-SPACE TAKES PART IN SAFETY WEEK AT CANADA PLACE

Alan Jakobsen, VP of Sales at CON-SPACE, accompanied by Marketing Manager, Allan Lanzador attended the WMD (Weapons of Mass Destruction) Training at this year's North American Occupational Safety and Health (NAOSH) Week at Canada Place, in Downtown Vancouver. "The event, hosted this year by Worksafe B.C., is a time for employers, workers, and all partners in occupational health and safety to focus on preventing injury and illness in the workplace." (*...http://www.worksafebc.com*).

The new CON-SPACE SRVA (Voice Amplifier) Radio Accessory was used by some rescue personnel during the Mass Decontamination scenario, allowing them to speak to each other clearly within their Level B suits. The event, which by early afternoon had drawn a large crowd, announced the Vancouver International Airport Authority as the organization with the 'Best Overall' safety practices. It also exposed the new CON-SPACE product to high potential customers.



CON-SPACE EQUIPMENT USED IN THE SEARCH FOR OIL

CON-SPACE is pleased to announce the initial shipments of its Drill Rig Communication Systems to two major drilling companies in the USA.



CON-SPACE has shipped the first twenty seven Drill Rig Communication Systems into a lucrative market that is aggressively searching for oil and has thousands of active drill sites. Products which help increase the efficiency in the search for oil are in high demand, especially those created by major players within the Oil Industry.

The Company worked with several drill rig operators for over a year to overcome any communication issues they were encountering on their drill sites. The Drill Rig Communication System, like the Mine Rescue System and the Corrosion Communication System, is another example of the Company's ability to respond to the changing needs of the various industries it serves. The global economy is currently focused on both the Mining and Oil Sectors which are experiencing unprecedented growth. CON-SPACE products are used in the exploration and production sides of both industries.

NEW CUSTOMER LIST

During every quarter, every month, every week CON-SPACE adds new corporations and / or organizations to its list of customers. Here is a brief list of some of the customers added since November 2005. How many are near you?

- Tri Valley
- Pierce County Emergency Mgmt
- Illowa Communications
- East West Gateway
- Chippewa Valley Technical College
- UPMC - St. Margaret
- Davie Fire Dept
- Woodbury OC Emergency Mgmt Agcy
- LDV Inc.
- Pickens County Council
- Fire & Life Safety
- Special Operations Wash, Dc
- City Of Conway, AR Fire Dept
- Dival Safety Equipment Inc.
- Mary Rutan Hospital
- Ultra Strip Systems
- Century Vallen
- City Of Des Moines
- Pasco County, Fl Fire & Rescue
- Washington Hospital Inc.
- Resolution Copper Mining
- Reliant Safety Equipment
- Ceda Reactor
- Carleton Rescue Equip.
- Monroe County Public Safety Centre
- City Of Los Angeles Fire Dept
- Monroe Fire Dept
- Central Arizona Project
- City Of Dinuba
- DFW Communications
- Hilltown Fire Company
- Orange Co Fire Authority
- North Atlantic Scaffolding
- Continental Safety Equipment
- Port Orange FD
- Reactor Services
- Puget Sound Naval Shipyard
- Oshkosh Fire Dept
- Ceda Reactor
- Baltimore, MD Fire Dept
- Madison Fire Dept
- City Of Yuma, AZ
- Arlington, VA Fire Dept
- Cross Radio Service
- City Of Chattanooga
- Zempell Refactories
- U.K. Wise Safety
- U.K. Bank Of England
- U.K. Scotsafe Testing
- U.K. Nine Hundred Comm
- U.K. Plant Services Ltd
- U.K. Mid West Wales
- Fire & Rescue Service
- U.K. - Fire Service College
- Intl. - Uraguay Oil Field & Safety

FINANCIAL CHART

THIRD QUARTER SALES COMPARISON


$ 2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	Mar 31 2006	June 30 2005
ASSETS		
Current Assets	$3,769,487	$4,173,919
Deposits	39,841	133,376
Property, Plant & Equipment (Net Amortization)	375,464	210,436
Demo Inventory	189,386	160,349
Future Income Tax Recoveries	107,036	107,036
Total Assets	$4,481,214	$4,785,116
LIABILITIES AND SHAREHOLDERS		
Current Liabilities	$223,186	$795,832
Long Term Debt	-	-
Shareholders' Equity	4,258,028	3,989,284
Total Liabilities and Equity	$4,481,214	$4,785,116

CONSOLIDATED INCOME STATEMENTS	Three Months Period Ended Mar 31, 2006	Three Months Period Ended Mar 31, 2005
Sales	$1,105,187	$2,099,478
Cost of Goods Sold and Commissions	647,340	924,269
Operating Expenses	476,215	541,480
Operating Profit Before Taxes	(18,368)	633,729
Income Tax	(6,797)	252,617
Net Profit	($11,571)	$381,112
Net Profit (Loss) per Common Share	$0.00	$0.04

FINANCIAL REPORT

For the three months ended March 31, 2006, we recorded sales of $1,105,187, a decrease of 47.3% compared to sales of $2,099,478 in the third quarter of 2005. For the nine months ended March 31, 2006, net sales were $4,029,877, compared to $4,795,699 in the first nine months of 2005.

The declining sales largely reflect the negative impact of a stronger Canadian dollar on equipment sales to our customers in the US. Approximately 85% of our product sales are sold in US dollars. Our business also felt the impact of a diversion of US federal funds from Homeland Security equipment purchases to relief efforts as the US recovers from hurricanes Katrina and Wilma.

For the three months ended March 31, 2006, cost of goods sold increased to 58.6% of sales, compared to 44% in the third quarter of 2005, while cost of operations increased to 42.5% of sales, from 24%. For the year-to-date periods, cost of goods sold increased to 57.9% of sales from 47.1%, while cost of operations increased to 34% from 32%. These increases reflect higher costs related to our September 2005 facility expansion being applied against a reduced sales base.

Third quarter operating expenses declined to $476,215 from $541,480 in Q3 2005, but increased to 43% from 28% as a percentage of sales. This reflects the change in allocation and estimate for overhead application between expense categories and cost of goods sold due to our facility expansion. Year-to-date, operating expenses were $1,410,655 (35.0% of sales), compared to $1,593,146 (33.2% of sales), reflecting the impact of lower sales.

Third quarter gross profit was $457,847 (41.4% of sales), compared to $1,175,209 (56.0% of sales) during the same period in 2005. For the nine-month period, gross profit was $1,697,549, (42.1% of sales), compared to $2,535,693 (52.9%) of sales. The decline in gross profit reflects lower unit sales and increased cost of sales as mentioned above.

Third quarter EBITDA (earnings before interest, income taxes, depreciation and amortization) was $8,597 ($0.00 per share), compared to $655,756 ($0.07 per share) during the same period in 2005. For the nine months ended March 31, 2006, EBITDA was $383,879 ($0.04 per share), compared to $1,028,823 ($0.11 per share) in 2005.

We recorded a net loss of $11,571, or $0.00 per share, during the third quarter, compared to earnings of $381,112, or $0.04 per share, during the same period in 2005. Net Income for the nine-month period was $180,744, or $0.02 per share. This compares to net earnings of $572,466 or $0.06 per share during the same period in 2005. The decrease in earnings reflects the reduction in EBITDA.

Shareholder Relations

James L. Swanson
Chairman
Gloria Gordon
Controller

Investor Relations
Tel: (604) 244-9323
Tel: (800) 755-2528

Stock Transfer Agent
CIBC Melon Trust Company
1066 West Hastings
Ste. 1600 West Hastings
Vancouver, B.C. V6E 3X1

Corporate Head Office
505-5600 Parkwood Way
Richmond, B.C. V6V 2M2
Telephone: (604) 244-9323
(800) 546-3405
Fax: (604) 270-2138
(800) 546-3410

Directors
James L. Swanson
Chairman
Terence A. Ibbetson
President
Eric J. Harris
Director
Vincent L. Ready
Director
Gordon E. Cook
Director

Trading Symbol CCB
Listed on the TSX Venture Exchange
U.S. Sec 12(g) Exemption No. 82-3378
Listed in Standard & Poor's



The "CON-SPACE", and "Safety in Communication" are registered trademarks of CON-SPACE Communications Ltd.

Website: www.con-space.com

Email: **info@con-space.com**
invest@con-space.com
sales@con-space.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.



How To Stay In Touch

May we send our News Releases directly to you? Please send your e-mail address to:

jswanson@con-space.com

If you would like to speak to our Chairman directly please call Jim Swanson at:

(800) 755-2528 or (604) 244-9323

You may also visit us online at:

www.con-space.com/Investor

For anyone in Las Vegas the week of May 17th-19th, CON-SPACE will be exhibiting at the IWCE Show at the Las Vegas Convention Center, Booth #857. Drop by and say hello!